IMPORTANT: You only need to complete and return this form if you want to withdraw a previous election to participate in the Stock Option Liquidity Program. If you do not want to participate, and you have not previously elected to participate, you do not need to take any action. You may also withdraw a previously submitted election to participate via the Program web site or telephone as described in the Notice.

COMCAST CORPORATION STOCK OPTION LIQUIDITY PROGRAM

Withdrawal Form

From:	[Name]
[Address]
	[City], [State] [Zip]	PIN No:

To:    Comcast Corporation (in care of Mellon Investor Services LLC)

        I acknowledge that I have received from Comcast Corporation (“Comcast”) the Notice to Eligible Optionees of the Stock Option Liquidity Program (the “Notice”). Capitalized terms used in this form have the meaning given to them in the Notice. To be effective this form must be SIGNED and RECEIVED by the Election Deadline which is 6:00 p.m. New York City/Eastern Time on November 9, 2004.

        I understand that by checking the “I WITHDRAW” box and signing my name below, I agree and acknowledge that:

•	I withdraw and rescind my previous election and instruction to participate in the Stock Option Liquidity Program, and the contract that was created thereby, pursuant to which Comcast was to purchase all of my outstanding Eligible Options through the Stock Option Liquidity Program; and

•	I understand that withdrawing my election and instruction to sell my Eligible Options means that I will not participate in the Stock Option Liquidity Program and I will retain my options with their current terms and conditions.

Check this box if you would like to withdraw a previous election to sell all of your Eligible Options on the terms and conditions in the Notice:

☐  I WITHDRAW my election to sell my Eligible Options on the terms and subject to the conditions in the Notice.

Date:	By:

Name:

To withdraw an election to participate, please sign and date this withdrawal form and send it by mail or courier to one of the addresses set forth below.

Keep a copy for your records.

You may elect to participate again at any time until the Election Deadline.

By Hand:	By Mail:	By Overnight Courier:
Mellon Investor Services LLC	Mellon Investor Services LLC	Mellon Investor Services LLC
Attn: Reorganization Department	Attn: Reorganization Dept.	Attn: Reorganization Dept
120 Broadway, 13th Floor	P.O. Box 3301	85 Challenger Road
New York, NY 10271 USA	South Hackensack, NJ 07606 USA	Mail Stop - Reorg.
Ridgefield Park, NJ 07660 USA

All of your information that is described in this form may be used by Comcast Corporation and its affiliates and subsidiaries (“Comcast”) for administering and managing your participation in the Stock Option Liquidity Program and any other appropriate business purpose. Comcast will transfer this information to, and store this information in, Philadelphia, Pennsylvania, U.S.A. When necessary, Comcast may transfer to, or share this information with: its affiliates and subsidiaries for any appropriate business purpose; third party agents acting on Comcast’s behalf to provide products and services to holders of stock options; third parties as Comcast determines is necessary to protect or defend its rights or property or the safety or property of its personnel; in the course of litigation; and as required by law, regulation, or court order. Comcast will not disclose your information outside Comcast without your consent except as provided above.